UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Ingreen Building Systems Inc.

Legal status of issuer

> ***Form***
> C Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Wyoming
>
> ***Date of organization***
> April 26, 2022

Physical address of issuer
30 N Gould St, Ste R
Sheridan, WY 82801

Website of issuer
www.ingreensystems.com

Name of intermediary through which the offering will be conducted
Justly Markets LLC

CIK number of intermediary
0001534163

SEC file number of intermediary

008-69001

CRD number, if applicable, of intermediary
000159572

Name of qualified third party "Escrow Agent" which the Offering will utilize
Wilmington Trust

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

Type of security offered
Common Shares

Target number of Securities to be offered
100,000

Price (or method for determining price)
$2.25

Target offering amount
$225,000.00

Oversubscriptions accepted:
☐   Yes
☑   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000 (2,222,222 shares)

Deadline to reach the target offering amount
March 1, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
15

	April 26, 2022 (Inception) through June 30, 2022
Total Assets	$ 594,469
Cash & Cash Equivalents	$ 328,207
Accounts Receivable	$ 17,083
Short-term Debt	$ 162,699
Long-term Debt	$ 40,000
Revenues/Sales	$ 180,450
Cost of Goods Sold	$ 145,360
Taxes Paid	$n/a
Net Income	$ 36,090

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Reto Steiner

(Signature)

Reto Steiner

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Reto Steiner

(Signature)

Reto Steiner

(Name)

Chief Executive Officer, Director

(Title)

November 10, 2022

(Date)

/s/ Shawn Balaghi

(Signature)

Shawn Balaghi

(Name)

President, Director

(Title)

November 10, 2022

(Date)

/s/ Ian Kerwin

(Signature)

Ian Kerwin

(Name)

Director

(Title)

November 10, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)


November 10, 2022

Ingreen Building Systems Inc.

Target of 100,000 ($225,000) in Common Shares


Ingreen Building Systems Inc., a Wyoming corporation ("**Ingreen**", the "**Company**," "**we**," "**us**", or "**our**"), is offering to sell a minimum target of 100,000 ($225,000) (the "Target Offering Amount") in ("**Common Shares**" or the "**Securities**"). The Company intends to raise at least the Target Offering Amount and up to 2,222,222 ($5,000,000) Common Shares (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by March 1, 2023 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are

subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.ingreensystems.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://investjustly.com/ingreen/

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Ingreen Building Systems Inc. is a Wyoming corporation incorporated on April 26, 2022.

The Company's business address is 30 N Gould St, Ste R, Sheridan, WY 82801.

The Company's website is www.ingreensystems.com.

The Company is registered in Wyoming but headquartered in and conducts business in Nevada and throughout the United States.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the Justly website under https://investjustly.com/ingreen/ and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Target amount of Securities being offered	100,000 shares ($225,000)
Total Securities Outstanding if Target Offering Amount met	8,201,234 common shares
Maximum amount of Securities being offered	2,222,222 common shares ($5,000,000)
Total Common Stock outstanding after Offering if Maximum Offering Amount met	10,323,456 common shares
Purchase price per Security	$2.25
Minimum Individual Purchase Amount	44 shares ($2.25) - $99.00
Offering deadline	March 1, 2023
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 35.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6% of the amount raised in the Offering to the Intermediary.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$99.00	$5.94	$93.06
Aggregate Target Offering Amount	$225,000	$13,500	$211,500
Aggregate Maximum Offering Amount	$5,000,000	$300,000	$4,700,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) In addition to 6% of the offering proceeds.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history with which to judge our performance.

We have been in existence since April 2022. Although the principals have substantial experience in the construction and real estate finance and investment industry, the Company is largely newly formed and has no operating history upon which to evaluate our business and prospects. Our proposed business operations will be subject to numerous risks associated with early-stage enterprises. These risks apply particularly to us because the markets for our investment products and services are new and rapidly evolving. We cannot assure shareholders that our business strategy will be successful or that we will successfully address these risks. Our failure to do so could materially adversely affect our business, financial condition and operating results.

If we are unable to retain the services of principals and officers and successfully recruit additional skilled personnel, we may not be able to continue our operations.

Our success depends to a significant extent upon the continued services of our principals and officers. Loss of the services of such persons could have a material adverse effect on our growth, revenues, and prospective business. In addition, to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified skill personnel. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

Control by Management

As of April, 2022, the Company's directors, officers and advisors own approximately 50.99% of the Company's outstanding Common Stock Shares and none of the Preferred Stock. Upon completion of this Offering, the Company's directors, officers and advisors will still own approximately 45.09% of the outstanding Common Stock Shares of the Company, none of the Preferred Stock and approximately 45.09% of the total issued and outstanding capital stock of the Company. Upon completion of this Offering, the Investors will have a limited ability to vote for the Company's Board of Directors and vote on other matters.

Management Discretion as to the Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Securities offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock or Preferred Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and holdings. As a result, the Company does not anticipate paying any cash dividends to its stockholders for the foreseeable future.

A failure of the Company's infrastructure could have a material adverse effect on the Company's operations and financial results.

Our business performance depends upon the effectiveness of the Ingreen business model and the ability of our team to execute upon our strategy, the failure of which could materially impact our business and financial results. We will undertake significant investments in our technology infrastructure to effectively and efficiently produce panel systems and improve our existing products. Notwithstanding, we may not be able to effectively make investments, achieve our expected revenue growth and we could experience a significant competitive disadvantage in the marketplace.

Future disruptions in the financial markets or deteriorating economic conditions could adversely impact the real estate market as well as the market for construction generally, which could hinder our ability to implement our business strategy and generate value in the Company.

Future disruptions in the financial markets or deteriorating economic conditions may impact the demand for and availability of real estate and construction. During periods of volatility, the number of investors participating in the market may change at an accelerated pace.

Potential Risks Associated with COVID-19

COVID-19. On March 11, 2020, the World Health Organization declared the current outbreak of a novel coronavirus disease 2019 ("COVID-19") to be a global pandemic. As further described herein, the COVID-19 outbreak has led (and may continue to lead) to disruptions in the global economy, including extreme volatility in the stock market and capital markets.

The COVID-19 outbreak has led to severe disruptions in the global supply chain, capital markets and economies, and those disruptions will likely continue for some time. Concern about the potential effects of COVID-19 and the effectiveness of measures (including those under the Stafford Act) put in place by global governmental bodies and reserve banks at various levels as well as by private enterprises (such as workplaces, trade groups, amateur and professional sports leagues and conferences, places of worship, schools, restaurants and gyms, among others) to contain or mitigate its spread have adversely affected economic conditions and capital markets globally (and, in certain cases, have caused a near total cessation of non-essential economic activities), and have led to historic volatility in the financial markets. There can be no assurance that such measures or other measures implemented from time to time will be successful, or for how long such measures will be in place.

In addition to these general concerns, investors should consider what effect, if any, the COVID-19 outbreak, as well as the resulting recession or any further economic downturn may have on the Company and its ability to achieve its objectives.

Over the course of 2021 and 2022, different variants of COVID-19, including the "Delta variant" and "Omicron variant" have proliferated, including in areas with higher adult vaccination rates. Due to the emergence of the Delta variant and Omicron variant, state and local governments have reinstated various mitigation measures. It is unclear how widespread the impact of the Delta variant and Omicron variant may be or how long any additional mitigation measures will remain in effect, and whether other, more contagious or deadly, variants may emerge. There can be no assurance as to the effects such circumstances may have on economic conditions, which may adversely impact the performance of the Company.

Any of the circumstances concerning COVID-19 described above or elsewhere in this Form C could have an adverse impact on the Company, its investments and its overall objectives.

The Company's platform may not be widely adopted and may have limited users.

It is possible that the Company's products will not be used by a large number of investors or that there will be limited interest in investment opportunities presented on the platform. Such a lack of use or interest could negatively impact the development of the products and therefore the value of the Company.

Alternative products may be established that compete with or are more widely used than the Company's products.

It is possible that alternative products that are materially similar to the Ingreen business offering which have better distribution, marketing or financial backing. The Company may compete with these alternative networks, which could negatively impact the acceptance of the Ingreen concept.

High Degree of Risk

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Securities are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Securities requires high-risk tolerance, low liquidity concerns and long-term commitment. The Shares are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Securities.

No Guarantee of Return on Investment

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Securities will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read this Form C and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to purchase the Securities.

We have minimal operating capital, no significant assets and limited revenue from operations

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Shares or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our members. We have no significant assets or financial resources, so such adverse event could put your investment dollars at significant risk.

Financial projections require caution

Prospective investors are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective investors. Prospective investors should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective investors may wish to consult independent market professionals about the Company's potential future performance.

The Company Could Be Subject to Unanticipated Regulations

There may be existing regulations that management is not aware of, and new regulations affecting the Company's business or services could be adopted in the future. Any such regulations could be costly or impossible for the Company to comply with. Furthermore, the adoption or modification of laws or regulations relating to the Internet or other areas of the Company's business could limit or otherwise adversely affect the manner in which it currently conducts its business. In addition, the continued growth and development of the market for services similar to those offered by the Company may lead to more stringent consumer protection laws, which could impose additional burdens on the Company. If the Company is required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause the Company to incur additional expenses or alter its business model.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company's business, including costs and supply chain, is subject to risks associated with sourcing and manufacturing.

In the event of a significant disruption in the supply of the raw materials used in the manufacture of the Company's products, the Company might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price.

Government regulation could negatively impact the business.

Due to the potential wide geographic scope of the Company's operations, the Company could be subject to regulation by political and regulatory entities throughout the world. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Company's sales could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its products or industry.

For example, as building projects will cross many differing municipal and state jurisdictions, the Company could be faced with myriad regulations from these jurisdictions as well as the federal government. The Company will need to comply with all government regulations which the Company expects will relate to items such as local zoning codes, technology support applications, quality control procedures, fabrication procedures, maintenance and safety, fire regulations, environmental impact on construction and usage, and other matters. A failure to know the applicable regulations or to successfully abide by such regulations, could negatively impact the Company with potential fines, stoppages or other remedies.

As the Company is introducing a novel concept and innovative plan to the marketplace, the Company is unaware of any specific government regulation that could negatively affect its business. However, because this industry niche is new and because there is a component of risk of loss to persons and property, the Company believes that there may ultimately be regulation affecting its projects on both a state and federal level. It is impossible to predict what such regulation would encompass, but any regulation would most likely be at least include additional reporting requirements, potential project specifications or requirements and possibly even regulation of additional aspects of the industry.

We may be subject to significant potential liabilities because of construction defect, product liability, and warranty claims made against us.

Defects may be found in our installations. This could result in, among other things, a delay in the recognition or loss of net sales and loss of market share. These defects could cause us to incur significant warranty, support, and repair costs, divert the attention of our employees from new projects, and harm our relationships with our customers. Defects or other problems in our installations could result in personal injury or financial or other damages to customers or third parties. Our customers and third parties could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend and the adverse publicity generated by such a claim against us or others in our industry could negatively impact our reputation.

With respect to certain general liability exposures, including construction defect, moisture intrusion and related mold claims and product liability, interpretation of underlying current and future trends, assessment of claims and the related liability and reserve estimation process is highly judgmental due to the complex nature of these exposures, with each exposure exhibiting unique circumstances. Furthermore, once claims are asserted for construction defects, it is difficult to determine the extent to which the assertion of these claims will expand geographically. Although we have obtained insurance for construction defect claims, such policies may not be available or adequate to cover any liability for damages, the cost of repairs, and/or the expense of litigation surrounding current claims, and future claims may arise out of uninsurable events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors.

Raw material and labor shortages and price fluctuations could delay or increase the cost of construction and adversely affect our operating results.

The building and construction industry has from time to time experienced raw material and labor shortages. In particular, shortages and fluctuations in the price of important raw materials could result in delays in the start or completion of, or increase the cost of, developing one or more of our communities. Therefore, the timing and quality of our construction depends on the availability, skill, and cost of our subcontractors. Delays or cost increases caused by shortages and price fluctuations could harm our operating results, the impact of which may be further affected by our ability to raise sales prices.

The Company may rely on third-party manufacturers who are outside the United States.

Our products and supplies may be produced by, and purchased or procured from, independent manufacturing contractors currently located in other countries. A manufacturing contractor's failure to ship products to the Company in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers for those items. Due to our overseas production, our business is subject to the following risks, among others:

- political and economic instability, including heightened terrorism and other security concerns, which could subject imported or exported goods to additional or more frequent inspections, leading to delays in deliveries or impoundment of goods;
- imposition of regulations and quotas relating to imports, including quotas imposed by bilateral textile agreements between the United States and various foreign countries;
- imposition of increased duties, tariffs, taxes and other charges on imports;
- significant fluctuation of the value of the dollar against foreign currencies;
- labor shortages in countries where contractors and suppliers are located;
- a significant decrease in availability or an increase in the cost of raw materials;
- restrictions on the transfer of funds to or from foreign countries;
- disease, epidemics and health-related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and increased scrutiny;
- embargoing of goods produced in infected areas;
- increases in the costs of fuel, travel and transportation;
- increases in manufacturing costs in the event of a decline in the value of the United States dollar against major world currencies;
- higher labor costs being experienced by our foreign manufacturers in such foreign country; and
- violations by foreign contractors of labor and wage standards and resulting adverse publicity.

If one or more of these risks limit or prevent us from selling or manufacturing our products in any significant international market, or prevent us from acquiring products from foreign suppliers, or significantly increase the cost of our products, our operations could be seriously disrupted until alternative suppliers are found or alternative markets are developed, which could negatively impact our business over time.

Risks Related to the Offering

We have no operating history, and the prior performance of our officers, directors and advisors may not predict our future results.

We are a recently formed company. You should not assume that our performance will be similar to the past performance of the Company or any of its officers, directors, advisors or other endeavors managed or sponsored by such parties. Our lack of an operating history significantly increases the risk and uncertainty you face in making an investment in our Securities.

Because no public trading market for the Securities currently exists, it will be difficult for you to sell your Securities and, if you are able to sell your Securities such sale may be at a loss

The Securities and any shares received in connection with the conversion thereof, constitute restricted securities and may only be transferred after a twelve-month holding period. There is no public market for the Securities and there is no guarantee that a public market will ever develop. We do not plan to list our Securities on an approved exchange or market. You may not sell your Securities unless the buyer meets the applicable suitability and minimum purchase standards. In its sole discretion, including to protect our operations and our shareholders or to prevent an undue burden on our liquidity, our Officers and Directors could amend, suspend or terminate our redemption plan without notice. If you are able to sell your Securities, you would likely have to sell them at a substantial discount to their initial offering price. It is also likely that your Securities would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our Securities, you should purchase our Securities only as a long-term investment and be prepared to hold them for an indefinite period of time.

Restrictions on Transfer

There are substantial restrictions on the transferability of the Securities. A Purchaser may not assign or transfer its Securities (including by operation of law, by merger or otherwise) or sell, delegate or sublicense its rights without compliance with applicable securities laws. Any such assignment, sale, delegation or sublicense without compliance with applicable securities laws shall be null and void, shall confer no rights on the purported assignee and may be a violation of applicable securities laws. The Offering has not been registered under the Securities Act or under the securities laws of any other jurisdiction, and the Securities are being offered in reliance upon exemptions from registration in the United States under the Securities Act. Accordingly, the Securities may only be transferred in pursuant to either an effective registration statement registering the Securities or pursuant to an exemption under the Securities Act; the Securities may be subject to transfer restrictions under the securities laws of other jurisdictions; the Securities may be subject to holding period requirements; and there is no public market for the Securities.

Availability of Information.

No governmental agency has reviewed or passed upon the Offering, Company or the Securities. Purchasers of the Securities, therefore, will not receive any of the benefits that such registration would otherwise provide. Additionally, Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, investors may not have access to information to which they would have access if the Offering was registered under the Securities Act and if Company were subject to the reporting regulations promulgated under the Exchange Act. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of the Offering on their own or in conjunction with their personal advisors.

Lack of Control.

Purchasers will have no rights to participate in the Company's management. Accordingly, no person should purchase Securities unless he/she/it is willing to entrust all aspects of Company management to Company's management.

No Assets for Payments on the Securities — No Recourse to Shareholders

The revenue derived from the operation of the Company and the Company assets will be the only sources of payments on the Securities. The Securities do not represent an interest in the Company. None of the Securities will be guaranteed or insured by any governmental agency or instrumentality, the Company's principals, officers, directors or shareholders, any of their affiliates, or any other person or entity.

Consequently, in the event that the income of the Company or from the sale of the liquidation of assets, if any, are insufficient or otherwise unavailable to make all payments required on your Securities, there will be no recourse to any other person or entity.

The Securities Will Not Be Rated

The Securities have not been rated by any rating agency. The lack of a rating reduces the potential liquidity of the Securities and thus may affect the market value of the Securities. In addition, the lack of a rating will reduce the potential for, and increase the cost of, financing the purchase and/or holding of the Securities. Investors subject to capital requirements will be required to hold more capital against the Securities than would have been the case had the Securities been rated.

Bankruptcy of the Company Would Adversely Affect Payments on the Securities

A bankruptcy proceeding with respect to the Company could lead to delays in payments due on the Securities and, if a court were to accept any of the positions of a bankruptcy trustee or creditor outlined above, it could result in a reduction or cancellation of payments on or obligations under the Securities, in addition to delays in payment.

In addition, federal and state statutory provisions, including the federal bankruptcy laws and state laws affording relief to debtors, may interfere with or affect the ability of the secured lender to realize on its security.

High Degree of Risk.

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Securities are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Securities requires high-risk tolerance, low liquidity concerns and long-term commitment. The Securities are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Securities.

No Guarantee of Return on Investment.

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Securities will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read this

Memorandum and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to enter into the Purchase Agreement and purchase the Securities.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, and applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Financial projections require caution.

Prospective investors are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective investors. Prospective investors should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective investors may wish to consult independent market professionals about the Company's potential future performance.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Ingreen Building Systems Inc. is a Wyoming corporation that produces panel systems for wall and roof systems that reduce build time, improve energy efficiency and outperform traditional building techniques.

Problem- Energy inefficiency related to traditional stick frame building.

Solution- Structural Insulated Panels ("SIPs").

Revenues $306,656 CDN since acquisition of Canadian Subsidiary (April 2022 – August 2022)

The Company's Products and/or Services

SIPs are high performance building panels that consist of a rigid foam core insulation bonded between two structurally rated skins of OSB sheathing.

SIPs are an extremely strong, energy and cost-effective building system used in walls, roofs, and floors on most residential and light commercial construction.

These sandwich panels are machine pressed and cut into components that are then shipped and assembled on site to produce an airtight building envelope.



Customers

Our customers are builders, designers, and framers.

Market Opportunity: In the United States, it is a $2.35 billion industry and growing at a compound rate of 7.7% per year.

Competition:

There are a number of competitors in the market. They are established in their market places, and that gives them an advantage over the Company in each particular market. There are only a few that have operations covering the entire country. In addition, the panel industry is still competing with traditional stick frame building. But as the housing industry is required to become more energy efficient, SIPs provide a major advantage as they are typically 50% more energy efficient than traditional stick framing.

All of the panel producers belong to SIPS (sips.org) which is a not-for-profit association that works to ensure that all the producers of SIPS are well informed and working together to compete against traditional stick framing. This has been very successful for the SIP industry as a whole. Ingreen is a member of this organization.

Our main competitors are Premier SIPs, Fischer SIPs, Enercept SIPs, Acme Panels, and Insulspan.

Key Differentiators:

1. Ingreen produces a pressure treated foundation panel (PWF) that replaces the need for concrete foundation walls. Given the present and ongoing shortage of concrete this is a quick and very effective replacement. It also replaces the need to insulate the basement walls (now required by Code) as the panels have a built-in insulation component and you don't reduce the interior space as a result. In a typical basement you will lose 60 -100 sq. ft. of space when you fur out the insulated wall of a concrete foundation. Lastly and just as important, a PWF foundation wall will take 1-2 days to install, compared to 10-14 days for a concrete wall.
2. Ingreen have joined with a fire-retardant supplier to improve the overall performance of the envelop and created the option to provide a wall that will withstand and is more resistant to fire.
3. Ingreen systems offers a full turnkey solution to the building process. We can and do supply SIP panels to the building industry, but in many cases the client is looking for a simpler solution. So, we provide a design build package that includes the design of the building, complete to permitting stage, supply of the SIP panels and installation for the entire framing package (including installation of the windows) to lock up. And finally we offer a blower test (testing for air leakage in the building envelop) that supports the quality and performance of the building.

Details of our three closest competitors:
Premier SIPs
- Serves the northwest area of the United States
- Close to populated areas
- Exports to Canada
- Pricing is higher than most other competitors
- Single product manufacturer
- Not able to keep competitive pricing

Fischer SIPs
- Serves the east coast
- Well organized

Insulspan

- Largest producer of panels in Canada
- Exports to the United States
- Vertically integrated and has a team of professional designers that are dedicated to designing with SIPs. They also produce their own EPS foam
- Many of their customers have been leaving Insulspan for Ingreen

Intellectual Property

Patents and Provisional Patent Applications-

None

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization
Application #				

Trademarks

None

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, including laws regarding local zoning codes, technology support applications, quality control procedures, fabrication procedures, maintenance and safety, fire regulations, environmental impact on construction and usage, and other matters. These laws and regulations are subject to change.

Litigation

No.

USE OF PROCEEDS

The Company intends to use the proceeds as follows:

We anticipate the proceeds from this Offering remaining after meeting offering expenses may be used as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum ($225,000) Raised	% of Maximum Proceeds Raised	Amount if Maximum ($5,000,000) Raised
Intermediary Fees	6.0%	$13,500	6.0%	$300,000
Sales & Marketing	4.0%	$10,000	4.0%	$200,000
Legal and Regulatory	3.33%	$7,500	1.2%	$7,500
Technology Development	2.0%	$4,500	2.0%	$100,000
Manufacturing	5.0%	$11,250	5.0%	$250,000
Equipment Purchases	30.0%	$67,500	30.0%	$1,500,000
Future Wages	3.66%	$8250	4.0%	$200,000
Accrued Expenses	0.0%	$0	1.0%	$50,000
Repayment of Debt	0.00%	$0.00	2.0%	$100,000
Working Capital	40.0%	$90,000	40.0%%	$2,000,000
Offering Marketing Fees	6.0%	$13,500	6.0%	$300,000
Total	**100%**	**$225,000**	**100%**	**$5,000,000**

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Age
Reto Steiner	Chief Executive Officer and Director	See below	66
Shawn Balaghi	President and Director	See below	53
Ian Kerwin	VP and Director	See below	36
Teresa Kalinski	Chief Financial Officer	See below	53

Reto Steiner: Chief Executive Officer and Director

Reto has a Master's Degree in Architecture, a MBA and BSC in Construction Engineering. His Education combined with decades of experience in the development industry make him a valuable leader to the Indevelopments team.

Retto oversees the administration of all operations, and ensures each project meets the requirements of the client.

Shawn Balaghi: President and Director

Shawn brings over 20 years of experience in the capital markets industry globally, holding key roles in finance, corporate development, CEO, and strategic planning. He has served as the CFO for several publicly listed companies and has worked closely with some of the largest independent auditing firms in Canada and the US. Mr. Balaghi has also led several large financings and business development deals.

Ian Kerwin: VP USA Expansion and Director

Mr. Kerwin has a background in engineering, construction, manufacturing and design for healthcare and government regulated narcotics, he has been instrumental in raising millions of dollars in capital for the building of many licensed operations globally. Additionally, he has successfully executed applications, designs and construction for Health Canada regulated research, and Medical Dealer licenses.

Teresa Kalinski: Chief Financial Officer

Teresa heads the financial and accounting department at Ingreen Building Systems and serves as the company's Chief Financial Officer. For the past 4 years Teresa has prepared all financial statements, corporate taxes preparation, budget analysis, and has been integral to Ingreen's revenue growth since inception. Previously Teresa was recruited to work with Hydro-Vac where she began her accounting career in 1990. From thereon Teresa worked independently with local companies doing full cycle accounting. In 2011, Teresa took the opportunity to further her involvement in the community working with a non-profit group for children with special needs for 7 years. In 2018, she directed her accounting focus into the Construction Industry, joining Ingreen Building Systems as Chief Financial Officer.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 15 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding equity securities:

Type of security	Common Stock
Amount outstanding/Face Value	8,101,234
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security.	100%

Type of security	Preferred Stock
Amount outstanding/Face Value	0
Voting Rights	n/a
Anti-Dilution Rights	n/a
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	none
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

The Company has the following debt outstanding:

Type of debt	Loan Agreement
Amount outstanding	0
Interest Rate	NA
Maturity Date	NA

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Indevelopments Corp – Reto Steiner	4,000,000 shares of Common Stock	49.38%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Ingreen Building Systems Inc. (the "**Company**") was incorporated on April 26, 2022 under the laws of the State of Wyoming, and is headquartered in Sheridan, Wyoming. The Company owns and operates a factory that produces that produces panel systems for wall and roof systems that reduce build time, improve energy efficiency and outperform traditional building techniques.

Cash and Cash Equivalents

As of September 15, 2022, the Company has $511,460.76 CDN in aggregate cash and cash equivalents.

The Company has authorized 100,000,000 shares of Common Stock, $0.0001 par value per share (the *"Common Stock"*) and no shares of Preferred Stock. The Company has a total of 8,101,234 shares of Common Stock issued and outstanding.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from this Offering.

Capital Expenditures and Other Obligations

The Company intends to allocate capital to the buildout of Nevada Manufacturing Plant over the next 12 months.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

There have been no material changes since the date of the Company's financial statements.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Financial Statements on Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Please see Exhibit S - Securities


THE OFFERING AND THE SECURITIES


The Offering

The Company is offering up to 2,222,222 common shares (the "**Securities**"), under Regulation CF (this "**Offering**") for a total of $5,000,000 (the "**Maximum Offering Amount**"). The Company is attempting to raise a minimum amount of 111,111.11 shares ($250,000) in this Offering (the "**Target Offering Amount**") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by March 1, 2023 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through Justly Markets LLC (the "Intermediary"). In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Wilmington Trust until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **<u>Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.</u>** The Company will notify

Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $2.50.

WILMINGTON TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

Koreconx will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review this Form C and the Subscription Agreement attached as Exhibit E, in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 100,000,000 shares of common stock, par value $0.0001 per share, of which 8,201,234 common shares will be issued and outstanding if the Target Amount is sold.

Dividends

The holders of the Securities are only entitled to dividends when such dividends are declared by the Board of Directors.

Voting and Control

The Securities have voting rights equal to one vote per share.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.


TAX MATTERS


EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

None.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

Wilmington (THE "***ESCROW AGENT***") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

EXHIBIT D

Offering Page found on Intermediary's Portal.

EXHIBIT E
Form of Security

Subscription Agreement

EXHIBIT F
Video Transcript